

Mail Stop 4631

April 28, 2010

Mr. Michael A. Freid
Chief Financial Officer
American Fiber Green Products, Inc.
4209 Raleigh Street
Tampa, FL 33619

>   **RE: Form 10-K for the year ended December 31, 2009**
>   **Form 8-K/A filed on March 22, 2010**
>   **File No. 0-28978**

Dear Mr. Freid:

        We note that your 2008 financial statements were audited by Robert T. Taylor CPA. On April 27, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Robert T. Taylor CPA because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/04-27_Robert_T_Taylor.pdf

        As Robert T. Taylor CPA is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Robert T. Taylor CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

        We note that your 2009 Form 10-K filed on April 1, 2010 did not include an audit report on the 2008 financial statements. Accordingly, the Form 10-K is deemed substantially deficient and not timely filed. The company should amend the 10-K immediately to label the columns of the 2008 financial statements as "Unaudited". Once the audit of the 2008 financial statements is completed, the company should again amend the 10-K to include an audit report on the 2008 financial statements.

        Please amend your Item 4.01 Form 8-K/A filed on March 22, 2010 to disclose that the PCAOB revoked the registration of Robert T. Taylor CPA on April 27, 2010 because of deficiencies in the conduct of certain of its audits and its procedures. If you are unable to obtain an amended Exhibit 16 letter from Robert T. Taylor CPA at the time you file your amended Form 8-K/A, please disclose this fact in the amended Form 8-K/A. Once you explain Robert T. Taylor CPA's registration revocation in an Item 4.01 8-K/A, you do not need to repeat this disclosure in your next Form 10-K.

Please advise us as to how you intend to address this matter by no later than May 6, 2010. If you have any questions, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief